Robert A. Waegelein
President and
Chief Financial Officer

44 South Broadway
Suite 1200
White Plains, NY 10601
914 934 5200 phone
914-597-2984 fax
rwaegelein@universalamerican.com

August 15, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jim B. Rosenberg,

Senior Assistant Chief Accountant

Re:                                               Universal American Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File Number: 001-35149

Dear Mr. Rosenberg:

Universal American Corp. (the “Company”) is writing this letter in order to respond to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 24, 2013 from Jim B. Rosenberg of the Commission to Richard A. Barasch, Chairman and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, above each response we have included a copy of the comment to which we are responding.

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Healthcare Reform, page 63

1.              Comment.  Although you discuss the provisions of the Affordable Care Act that have impacted and will impact your operations, you do not appear to quantify the impact on your historical financial statements or the expected impact on your future liquidity, results of operations or financial position. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of Healthcare Reform on your historical financial statements or demonstrate to us why such information would not be meaningful to investors. In addition, please provide proposed revised disclosure to be included in future periodic reports that discloses, as a known trend or uncertainty, the anticipated impact of current and expected provisions of the Affordable Care Act that will become effective or explain to us why you cannot estimate the impact.

Response:  We discuss the provisions of the Affordable Care Act throughout our 10-K, including in Item 1 Business Section, Item 1A Risk Factors and Item 7 MD&A.  The summary of the provisions of the Affordable Care Act in our MD&A reference a more detailed discussion in our risk factors.  We will supplement the MD&A with additional details as presented below.  Due to the complexity of the health reform legislation, including yet to be promulgated implementing regulations, lack of interpretive guidance, and gradual implementation, the impact of the health reform legislation is difficult to predict and quantify.  In addition, we believe that any impact from the health reform legislation could potentially be mitigated by certain actions we may take in the future, including modifying our Medicare Advantage bids to compensate for such changes.  For example, the anticipation of additional revenues from STAR bonuses or reduced CMS reimbursement rates are factored into the anticipated level of benefits included in our Medicare Advantage bids.  Furthermore, we believe that providing additional disclosures could also provide competitors with competitive information regarding our Medicare Advantage bidding strategy and jeopardize our positions in our markets.

Proposed Revised Disclosure:  In future quarterly and annual periodic reports, we will include the following disclosure, updated as appropriate as a result of any changed circumstances, in our MD&A, under the Healthcare Reform heading.

In March 2010, President Obama signed into law the Affordable Care Act, legislating broad-based changes to the U.S. health care system. Certain provisions of the health reform legislation have already taken effect, and others become effective at various dates over the next several years. Due to the complexity of the health reform legislation, including yet to be promulgated implementing regulations, lack of interpretive guidance, and gradual implementation, the impact of the health reform legislation remains difficult to predict and quantify.  In addition, we believe that any impact from the health reform legislation could potentially be mitigated by certain actions we may take in the future, including modifying our Medicare Advantage bids for the upcoming year to compensate for such changes.  For example, the anticipation of additional revenues from STAR bonuses or reduced CMS reimbursement rates are factored into the anticipated level of benefits included in our Medicare Advantage bids for the upcoming year.

The provisions of these new laws include the following key points, which are discussed further below:

•                  Reduced Medicare Advantage reimbursement rates, beginning in 2012;

•                  Implementation of a quality bonus for Star Ratings beginning in 2012;

•                  Stipulated minimum medical loss ratios, beginning in 2014;

•                  Non-deductible federal premium taxes assessed to health insurers, beginning in 2014;

•                  Coding intensity adjustments, with mandatory minimums beginning in 2015;

•                  Limitation on the federal tax deductibility of compensation earned by individuals, beginning in 2013; and

•                  Accountable Care Organizations, beginning in 2012.

Reduced Medicare Advantage reimbursement rates—Beginning in 2012, the Medicare Advantage “benchmark” rates transition to target Medicare fee-for-service cost benchmarks of 95%, 100%, 107.5% or 115% of the calculated Medicare fee-for-service costs. The transition period will be 2, 4 or 6 years depending upon the applicable county in which services are provided. The counties are divided into quartiles based on each county’s fee-for-service Medicare costs. We estimate that approximately 46% of our current membership resides in counties where the Medicare Advantage benchmark rate will equal 95% of the calculated Medicare fee-for-service costs, with approximately 93% of these members having a 6-year transition period. Under the new law, the premiums for such members will be transitioned to 95% of Medicare fee-for-service costs beginning in 2012. This follows the freezing of Medicare Advantage reimbursement rates in 2011 based on our 2010 levels.

Implementation of quality bonus for Star Ratings—Beginning in 2012, Medicare Advantage plans with an overall “Star Rating” of three or more stars (out of five) based on 2011 performance are eligible for a “quality bonus” in their basic premium rates. The Affordable Care Act limited these quality bonuses to the plans that achieved 4 or more stars as their overall rating, but CMS is using demonstration authority to expand the quality bonus to 3 star plans for a three year period through 2014. In addition, also beginning in 2012, Medicare Advantage star ratings affect the rebate percentage available for plans to provide additional member benefits (plans with quality ratings of 3.5 stars or above will have their rebate percentage increased from a base rate of 50% to 65% or 70%). In all cases, this rebate percentage is lower than the pre-Affordable Care Act rebate percentage of 75%. Our Medicare Advantage plans are currently rated from 2.5 to 3.5 stars out of 5. Notwithstanding efforts to improve our Star Ratings and other quality measures, there can be no assurances that we will be successful in doing so. Accordingly, our plans may not be eligible for full level quality bonuses or increased rebates, which could adversely affect the benefits such plans can offer, reduce membership, and reduce profit margins.

In addition, CMS has indicated that plans with a Star Rating of less than 3.0 for three consecutive years may be subject to termination. Certain of our plans have Star Ratings less than 3.0. If we are unable to improve the Star Ratings of these plans, these plans may be terminated by CMS which could have a material adverse on our business, cash flows and results of operations.  In addition, the CMS Star Ratings/Quality scores may be used by CMS to pay bonuses to Medicare Advantage plans that enable those plans to offer improved benefits and/or better pricing.  Furthermore, lower quality scores compared to our competitors may result in us losing potential new business in new markets or dissuading potential members from choosing our plan in markets in which we compete. Lower quality scores compared to our competitors could have a material adverse effect on our rate of growth.

Stipulated minimum MLRs—Beginning in 2014, the new healthcare reform legislation will stipulate a minimum medical loss ratio, or MLR, of 85%. Financial and other penalties may result from failing to achieve the minimum MLR ratio.  Although the methodology for defining medical costs and for calculating MLRs was defined by CMS, it remains subject to interpretation and we are continuing to evaluate its impact.  Complying with such minimum ratio by increasing our medical expenditures or refunding any shortfalls to the federal government could have a material adverse effect on our operating margins, results of operations, and our statutory required capital.

Non-deductible health insurance industry fee—Beginning in 2014, the new healthcare reform legislation will impose an annual aggregate health insurance industry fee of $8.0 billion (with increasing annual amounts thereafter) on health insurance premiums, including Medicare Advantage premiums, that is not deductible for income tax purposes.  As a result, our effective income tax rate will increase in 2014.  Our share of the new fee will be based on our pro rata percentage of premiums written during the preceding calendar year compared to the industry as a whole, calculated annually.  We expect this fee to result in a significant payment by us which will reduce the profitability of our Medicare Advantage business and could have a material adverse effect on our results of operations.  Pursuant to the guidance issued by the FASB in July, 2011, for reporting in accordance with U.S generally accepted accounting principles (GAAP), the health insurance industry fee will be accrued over the year in which it is payable.  This fee will first be expensed and paid in 2014.  For statutory reporting purposes, the National Association of Insurance Commissioners (NAIC) is continuing discussions regarding the accounting for the health insurance industry fee and may require surplus reductions or segregation in the year preceding payment, beginning in 2014, which is contradictory to GAAP.  Accordingly, in 2014, we may be required to reduce statutory surplus for both the 2014 and 2015 fees.

Coding intensity adjustments—Under the new healthcare reform legislation, the coding intensity adjustment instituted in 2010 became permanent, resulting in mandated minimum reductions in risk scores of 4.71% in 2014 increasing to 5.7% for 2019 and beyond. These coding adjustments may adversely affect the level of payments from CMS to our Medicare Advantage plans.

Limitation on the federal tax deductibility of compensation earned by individuals—Beginning in 2013, with respect to services performed during 2010 and afterward, for health insurance companies, the federal tax deductibility of compensation will be limited under Section 162(m)(6) of the Code to $500,000 per individual and will not contain an exception for “performance-based compensation.” This limitation has increased our effective tax rate.

Accountable Care Organizations—The Affordable Care Act established Accountable Care Organizations, or ACOs, as a tool to improve quality and lower costs through increased care coordination in the Medicare fee-for-service program.  CMS established the Medicare Shared Savings Program, or MSSP, to facilitate coordination and cooperation among providers to improve the quality of care for Medicare fee-for-service beneficiaries and reduce unnecessary costs.  To date, we have partnered with numerous groups of physicians to form 31 ACOs that have been approved to participate in the MSSP.  ACOs are entities that contract with CMS to serve the Medicare fee-for-service population with the goal of better care for individuals, improved health for populations and lower costs. ACOs share savings with CMS to the extent that the actual costs of serving assigned beneficiaries are below certain trended benchmarks of such beneficiaries and certain quality performance measures are achieved.  We provide a variety of services to the ACOs, including care coordination, analytics and reporting, technology and other administrative services to enable these physicians and their associated healthcare providers to deliver better quality care, improved health and lower healthcare costs for their Medicare fee-for-service patients.  During 2012, we incurred expenses of approximately $22 million, pre-tax, related to our ACO business, including our equity in the losses of our unconsolidated ACOs and have received no revenues to date.  Through the six months ended June 30, 2013, we incurred an additional $18 million of expenses and we expect to invest significant funds during the remaining six months of 2013 and beyond.   Under the MSSP, CMS will not make any payments to ACO’s for the first measurement year ending December 31, 2013 until the middle of 2014 or later, which will negatively impact our cash flows.  In order to receive revenues from CMS under the MSSP, the ACO must meet certain minimum savings rates (i.e. save the federal government money) and meet certain quality measures.  More specifically, an ACO’s costs of medical expenses for its members during a relevant measurement year must be below the benchmark established by CMS for such ACO.  On the quality side, the MSSP requires ACOs to meet 33 quality measures, which CMS may vary from time to time.  Notwithstanding our efforts, our ACOs may be unable to meet the required savings rates or may not satisfy the quality measures, which may result in our receiving no revenues and losing our substantial investment.  In addition, as the MSSP is a new program, it presents challenges and risks associated with the timeliness and accuracy of data and interpretation of complex rules, which may impact the timing and amount of revenue we can recognize and could have a material adverse effect on our ability to recoup any of our investment in this new business.  Further, there can be no assurance that we will maintain positive relations with each our 31 ACO partners which may result in certain of the ACOs terminating our relationship which will result in a potential loss of our investment.

In addition, CMS, the US Office of Inspector General, the Internal Revenue Service, the Federal Trade Commission, the US Department of Justice, and various states have adopted or are considering adopting new legislation, rules, regulations and guidance relating to formation and operation of ACOs.  Such laws may, among other things, require ACOs to become subject to financial regulation such as maintaining deposits of assets with the states in which they operate, the filing of periodic reports with the insurance department and/or department of health, or holding certain licenses or certifications in the jurisdictions in which the ACOs operate.  Failure to comply with legal or regulatory restrictions may result in CMS terminating an ACO’s agreement with CMS and/or subjecting an ACO to loss of the right to engage in some or all business in a state, payments, fines or penalties, or may implicate federal and state fraud and abuse laws relating to anti-trust, physician fee-sharing arrangements, anti-kickback prohibitions, or prohibited referrals, any of which may adversely affect our operations and/or profitability.

Results of Operations

Consolidated Overview, page 65

2.              Comment.  Please provide us proposed revised disclosure to be included in future periodic reports that explains the following:

•      The increase in consolidated fee and other income from $15.8 million in 2011 to $128.7 million in 2012.

•      The increase in consolidated other operating costs and expense from $356.5 million in 2011 to $422.6 million in 2012 especially considering the decline in net premiums and policyholder fees earned from $2,221 million in 2011 to $1,990 million in 2012.

•      The increase in corporate & other segment revenue from $15.2 million in 2011 to $264.6 million as disclosed in Note 25 on page F-68.

To the extent these increases are a result of your acquisition of APS Healthcare, please clarify. Also, please consider specifically adding a discussion of corporate & other segment revenues to your existing segment analysis.

Response:  The increases noted above are primarily related to the revenues and expenses for APS Healthcare included in our results since the acquisition date of March 2, 2012.  As noted in our summary of significant accounting policies, in Note 3 to our consolidated financial statements, “Recognition of Revenues — Specialty Health Services,” APS Healthcare provides services on both an at-risk basis and on an administrative services only basis, or ASO.

In our consolidated statements of operations for 2012, the revenues related to the APS Healthcare at-risk business were $128.6 million and reported as premium and the revenues for its ASO business were $122.7 million and reported as fee and other income.  A portion of the ASO revenue relates to services performed for affiliates, and is therefore eliminated.

The cost of care related to APS Healthcare’s at-risk business was $106.3 million and reported in claims and other benefits.  General and administrative costs for both APS Healthcare’s at-risk and ASO business of $139.8 million were reported in other operating costs and expense, net of eliminations, as noted above.

Proposed Revised Disclosure:  We will revise our disclosure in the Corporate & Other section of the MD&A in future quarterly and annual periodic reports similar to the disclosures we presented in our Quarterly Report on Form 10-Q for the period ended June 30, 2013 as shown below.

Segment Results—Corporate & Other

The following table presents the primary components comprising the loss before taxes for the segment:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)

Net premiums	$40,558	$36,370	$80,387	$48,594
Net investment income	196	77	220	87
Fee and other income	34,001	42,454	66,753	59,723
Total revenue	74,755	78,901	147,360	108,404

Claims and other benefits	35,038	31,971	67,010	43,307
Amortization of intangible assets	1,339	1,357	2,715	1,810
Interest expense	1,671	1,748	3,260	2,935
Goodwill impairment charge	91,742	—	91,742	—
Commissions and general expenses	45,340	55,885	95,492	84,291
Total benefits, claims and other deductions	175,130	90,961	260,219	132,343
Equity in losses of unconsolidated subsidiaries	(8,915)	(2,104)	(17,203)	(2,104)
Segment loss before income taxes	$(109,290)	$(14,164)	$(130,062)	$(26,043)

Three months ended June 30, 2013 and 2012

The loss before income taxes from our Corporate & Other segment increased by $95.1 million for the second quarter of 2013 compared to the second quarter of 2012. This was due primarily to a goodwill impairment charge of $91.7 million taken in the second quarter of 2013, an increase of $4.2 million in ACO start up and operating costs and higher corporate operating costs.

Net premiums. Net premiums increased by $4.2 million compared with the quarter ended June 30, 2012 due primarily to increased revenues from the APS Puerto Rico business, which are not expected to continue, as APS recently extended its contract in Puerto Rico through June 30, 2014 at a lower rate.

Fee and other income. Fee and other income declined by $10.7 million compared with the quarter ended June 30, 2012, due primarily to lower levels of fee-for-service business at APS Healthcare.

Claims and other benefits. Claims and other benefits increased by $3.1 million compared with the quarter ended June 30, 2012, primarily related to the increase in the Puerto Rico at-risk business discussed above.

Goodwill impairment charge. During the quarter ended June 30, 2013 certain events occurred and circumstances changed which indicated that it was more likely than not that goodwill for APS Healthcare might be impaired. These events and circumstances, occurring during the quarter ended June 30, 2013, included reductions in future sales growth expectations, declines in operating profit margins due to reductions in renewal rates on certain contracts and the loss of other contracts.  Accordingly, we performed an interim impairment review as of June 30, 2013. This review indicated that the carrying amount of the APS Healthcare goodwill exceeded its implied fair value, resulting in an impairment charge of $91.7 million. For additional information, see Note 4 — Business Combination and Goodwill.

Commissions and general expenses.  Total commissions and general expenses decreased by $12.7 million compared to the six months ending June 30, 2012. This was driven by a $9.7 million decline at APS Healthcare related to expense reduction initiatives and lower levels of business. In addition, operating expenses for our ACO business declined by $2.6 million, as more ACO costs were chargeable at the ACO subsidiary level (See further discussion below). General corporate expenses increased $1.8 million, compared with 2012, primarily related to business development activities.

Equity in losses of unconsolidated subsidiaries. This line represents our share of losses on our unconsolidated ACO subsidiaries. Including the ACO operating expenses reported in commissions and general expenses above, total ACO costs were $9.5 million in the quarter ended June 30, 2013 compared with $5.3 million in the same period of 2012 and represent the start-up and operating costs of our ACO business. The increase of $4.2 million is driven by increased operating costs, as there are now 31 ACO entities in operation in 2013 compared to nine at June 30, 2012.  Due to the nature of the MSSP, we do not anticipate recognizing revenue, if any, until the end of the program year, which is December 31, 2013, at the earliest. Based on the ACO operating agreements, we bear all costs of the ACO operations until revenue is recognized. At that point, we share in 100% of the revenue up to the costs recognized. Any remaining revenue is generally shared equally with our ACO partners.

Six months ended June 30, 2013 and 2012

The loss before income taxes from our Corporate & Other segment increased by $104.0 million for the first half of 2013 compared to the first half of 2012. This was due primarily to a goodwill impairment charge of $91.7 million taken in the second quarter of 2013, an increase of $8.9 million in ACO start up and operating costs and higher corporate operating expenses.

Net premiums. Net premiums increased by $31.8 million compared with the six months ended June 30, 2012 due primarily to 2013 including a full six months of APS Healthcare results compared with four months in 2012. APS Healthcare was acquired on March 2, 2012. In addition, growth in APS Healthcare’s Puerto Rico at-risk business contributed to the increase.

Fee and other income. Fee and other income increased by $2.2 million compared with the six months ended June 30, 2012, due primarily to 2013 including a full six months of APS Healthcare results compared with four months in 2012, partially offset by lower levels of domestic business at APS Healthcare in 2013.

Claims and other benefits. Claims and other benefits increased by $23.7 million compared with the six months ended June 30, 2012, primarily related to 2013 including a full six months of APS Healthcare results compared with four months in 2012 as well as the increase in the Puerto Rico at-risk business discussed above.

Amortization of intangible assets. This represents the amortization of APS Healthcare intangible assets. The increase is due to 2013 including a full six months of APS Healthcare results compared with four months in 2012

Goodwill impairment charge. The goodwill impairment charge of $91.7 million relates to the impairment of APS Healthcare goodwill during the quarter ended June 30, 2013, as discussed above. For additional information, see Note 4 — Business Combination and Goodwill.

Commissions and general expenses.  Total commissions and general expenses increased by $6.3 million compared to the six months ending June 30, 2012. This was driven by a $15.1 million increase at APS Healthcare primarily related to 2013 including a full six months of APS Healthcare results compared with four months in 2012, net of expense reduction initiatives and lower levels of business. In addition, operating expenses for our ACO business declined by $6.2 million, as more ACO costs were chargeable at the ACO subsidiary level (See further discussion below). General corporate expenses increased $2.4 million, compared with 2012, primarily related to business development activities.

Equity in losses of unconsolidated subsidiaries. This line represents our share of losses on our unconsolidated ACO subsidiaries. Including the ACO operating expenses reported in commissions and general expenses above, total ACO costs were $18.3 million in the six months ended June 30, 2013 compared with $9.4 million in the same period of 2012 and represent the start-up and operating costs of our ACO business. The increase of $8.9 million is driven by increased operating costs, as there are now 31 ACO entities in operation in 2013 compared to nine at June 30, 2012.  Due to the nature of the MSSP, we do not anticipate recognizing revenue, if any, until the end of the program year, which is December 31, 2013, at the earliest. Based on the ACO operating agreements, we bear all costs of the ACO operations until revenue is recognized. At that point, we share in 100% of the revenue up to the costs recognized. Any remaining revenue is generally shared equally with our ACO partners.

Results of Operations

Senior Managed Care-Medicare Advantage

Years ended December 31, 2012 and 2011, page 66

3.              Comment.  Refer to your Senior Managed Care—Medicare Advantage segment discussion. Please provide us proposed disclosure to be provided in future periodic reports that reconciles the net favorable prior year development of $27.4 million in 2012 and $22.8 million in 2011 to the prior year favorable development of $580 thousand in 2012 and $8.367 million in 2011 shown in the tables on pages 81 and F-45. In addition, please provide proposed disclosure to clarify why your reserves developed favorably in excess of $20 million in 2011 and 2012.

Response:  The net favorable prior year development referred to in the Senior Managed Care — Medicare Advantage segment discussion encompasses both premium revenue and claim activity reported in the current period that is related to changes in estimates of prior periods.

For the year ended December 31, 2012, the $27.4 million of net favorable prior period items included $15.5 million for risk score adjustments, $9.8 million for change in status of our health plan as secondary for certain members (net excess of revenue over benefits), $0.7 million for membership reconciliation (net excess of revenue over benefits), and $2.3 million for favorable claim reserve development, offset by $0.9 million of other miscellaneous unfavorable items.

For the year ended December 31, 2011, the $22.8 million of net favorable prior period items included $10.9 million for risk score adjustments, $1.2 million for change in status of our health plan as secondary for certain members (net excess of revenue over benefits), $1.0 million for membership reconciliation (net excess of revenue over benefits), $7.9 million for favorable claim reserve development, and $1.7 million of other miscellaneous favorable items.

The prior year development shown in the tables on pages 81 and F-45 represents the net consolidated development for claim reserves for all of our segments and does not include the other prior period items noted above.

The net favorable development of $0.6 million for 2012 included favorable development of $2.3 million in our Senior Managed Care — Medicare Advantage segment, offset by unfavorable development of $1.7 million in our Traditional Insurance and Other segments.  The net favorable development of $8.3 million for 2011 included favorable development of $7.9 million in our Senior Managed Care — Medicare Advantage segment and $0.4 million in our Traditional Insurance segment.

As noted in the 10-K, the net favorable consolidated development in 2012 was less than 0.1% of the incurred claims reported in 2011 and in 2011 was less than 0.5% of the incurred claims reported in 2010, both of which we determined to be immaterial.

Proposed Revised Disclosure:  We had identified the potential confusion related to the discussion of these items in our 2012 Form 10-K and beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2013, we modified our disclosures for our Senior Managed Care — Medicare Advantage segment section of the MD&A to clarify these matters.  For ease of reference, we have underlined the new language added to our 10-Q disclosure to clarify discussion of these items. We propose including similar disclosures in future quarterly and annual periodic reports as well.

Three months ended June 30, 2013 and 2012

Our Senior Managed Care—Medicare Advantage segment generated income before income taxes of less than $0.1 million for the three months ended June 30, 2013, a decrease of $15.9 million compared to the three months ended June 30, 2012. The decrease in earnings was driven primarily by deterioration in the medical expense ratio to 88.2% in the quarter ended June 30, 2013 from 83.9% in the quarter ended June 30, 2012, partially offset by improved expense efficiency as a result of our continued expense reduction initiatives. The second quarter of 2013 included unfavorable prior period items of $6.5 million compared to favorable prior period items of $2.3 million in the second quarter of 2012.

Net Premiums.  Net premiums for the Senior Managed Care—Medicare Advantage segment decreased by $1.4 million compared to the three months ended June 30, 2012, primarily due to lower member months in 2013, partially offset by a higher premium yield per member. During the second quarter of 2013, net premiums included $1.3 million of net favorable items related to prior periods compared to $2.5 million during the same period in 2012.

Medical expenses.  Medical expenses increased by $15.6 million compared to the second quarter of 2012. During the second quarter of 2013, medical expenses included $7.8 million of net unfavorable items related to prior periods compared to $0.2 million during the same period in 2012. In addition, during the quarter ended June 30, 2013, sequestration increased our medical expense ratio by approximately 100 basis points and we saw an uptick in inpatient and emergent care utilization in our non-HMO lines of business. The medical expense ratio deteriorated to 88.2% for the second quarter of 2013 from 83.9% for the same period in 2012.

Six months ended June 30, 2013 and 2012

Our Senior Managed Care—Medicare Advantage segment generated income before income taxes of $38.6 million for the six months ended June 30, 2013, a decrease of $10.7 million compared to the six months ended June 30, 2012. The decrease in earnings was driven primarily by deterioration in the medical expense ratio to 84.1% for first half of 2013 from 82.5% in the first half of 2012, partially offset by improved expense efficiency as a result of our continued expense reduction initiatives. The first half of 2013 included favorable prior period items of $17.2 million compared to favorable prior period items of $11.6 million in the first half of 2012.

Net Premiums.  Net premiums for the Senior Managed Care—Medicare Advantage segment increased by $3.2 million compared to the six months ended June 30, 2012, primarily due to a higher premium yield per member, partially offset by lower member months in 2013. In the first half of 2013, net premiums included $27.9 million of favorable prior period items, including $26.9 million related to 2012 risk scores based on our ongoing chart review process. This compares to $20.2 million of favorable premium adjustments in the first half of 2012 that included $11.4 million related to 2011 risk scores and $9.4 million related to a change in status by CMS for members who had previously been classified as Medicare Secondary Payer members.

Medical expenses.  Medical expenses increased by $15.8 million compared to the first half of 2012. During the first half of 2013, medical expenses included $10.7 million of net unfavorable items related to prior periods compared to $8.6 million of net unfavorable items related to prior periods in the first half of 2012. In addition, the second quarter 2013 effects of sequestration and an uptick in inpatient and emergent care utilization in our non-HMO lines of business unfavorably impacted medical expenses. The medical expense ratio deteriorated to 84.1% for the first half of 2013 from 82.5% for the same period in 2012.

Liquidity and Capital Resources

Sources and Uses of Liquidity to the Parent Company, Universal American Corp., page 75

4.              Comment.  Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the parent company’s short-term and long-term obligations over the next few years and any plans to deploy excess capital, and that quantifies the sources of liquidity to meet these obligations and plans.

Response:  Our parent company’s short-term and long-term obligations relate primarily to servicing our mandatorily redeemable preferred stock and long term debt.  These obligations amount to approximately $21.0 million per year and are detailed in the contractual obligation table on page 74 our 2012 10-K.  Additionally, we require cash at our parent company to support the operations and growth of our insurance, HMO and other subsidiaries, fund new business opportunities through acquisitions or otherwise, and pay the operating expenses necessary to function as a holding company, as applicable insurance department regulations require us to bear our own expenses.  Historically, we have generally funded our parent company obligations through dividends from our subsidiaries and we would expect that trend to continue, although we have access to alternative sources of capital, including our revolving credit facility, should additional capital be required.

As noted in the Liquidity and Capital Resources section of our MD&A, the parent company’s sources and uses of liquidity are derived primarily from the following items.  For convenience, we have included a cross reference to where each of the items are quantified in our 10-K.

•                  dividends from and capital contributions to our insurance and HMO subsidiaries — These are discussed in the Liquidity and Capital Resources section of our MD&A under the caption Sources and Uses of Liquidity of Our Subsidiaries-Insurance and HMO Subsidiaries;

•                  the cash flows of our other subsidiaries, including our management service organization and APS Healthcare— These are discussed in the Liquidity and Capital Resources section of our MD&A under the caption Sources and Uses of Liquidity of Our Subsidiaries-Management Service Organizations and APS Healthcare;

•                  the funding of our ACO business and other growth initiatives- These are discussed in the Segment Results — Corporate & Other section of our MD&A;

•                  payment of dividends to shareholders and holders of our mandatorily redeemable preferred shares— Dividends to shareholders are discussed in the Liquidity and Capital Resources section of our MD&A under the caption Sources and Uses of Liquidity to the Parent Company, Universal American Corp. Dividends to holders of our mandatorily redeemable preferred shares are discussed in the Segment Results — Corporate & Other and Contractual Obligations and Commercial Commitments sections of our

MD&A, as well as in the footnotes to our consolidated financial statement in Note 13 - Mandatorily Redeemable Preferred Shares;

•                  payment of debt principal, interest and fees required under our 2012 Credit Facility — These are discussed in the Liquidity and Capital Resources section of our MD&A under the caption 2012 Credit Facility and the Contractual Obligations and Commercial Commitments section of our MD&A, as well as in the footnotes to our consolidated financial statement in Note 14 — Loan Payable; and

•                  payment of certain corporate overhead costs and public company expenses - These are discussed in the Segment Results — Corporate & Other section of our MD&A.

Proposed Revised Disclosure:  With respect to the discussion of our plans to deploy excess capital, we propose including the following language in future quarterly and annual periodic reports in the Liquidity and Capital Resources - Sources and Uses of Liquidity to the Parent Company, Universal American Corp. section of our MD&A.

We continually evaluate the potential use of any excess capital, which may include the following:

•                  Reinvestment in existing businesses;

•                  Acquisitions, investments or other strategic transactions;

•                  Return to shareholders through share repurchase,  dividend or other means;

•                  Paydown of debt; or

•                  Other appropriate uses.

Any such use is dependent upon a variety of factors and there can be no assurance that any one or more of these uses will occur.

Critical Accounting Policies

Goodwill and other intangible assets, page 83

5.              Comment.  On page 85, you disclose that the fair value of APS Healthcare exceeded its carrying value by 1% when you performed your goodwill impairment assessment at October 1, 2012. You also disclose your general approach in determining the fair value of your reporting units. Given the narrow excess of fair value in your APS Healthcare reporting unit, please provide us proposed revised disclosure to be included in future periodic reports that:

•                  Highlights here the amount of goodwill allocated to the APS Healthcare reporting unit;

•                  Given your apparent operating losses at this reporting unit, expands your discussion of the degree of uncertainty associated with your key assumptions to provide insight into when you expect profitability; and

•                  Explains how you incorporate your stock price and market capitalization into your goodwill impairment assessment when it appears that your stockholders’ equity exceeds your market capitalization by as much as approximately $150 million.

Response:  As noted in our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we recorded an impairment charge of $91.7 million relating to the goodwill of APS Healthcare included in our Corporate & Other segment.  We believe the following disclosure provided in our second quarter 10-Q filing addresses the first two items noted in the comment above and will include this in future quarterly and annual periodic reports, as applicable.

We test goodwill for impairment annually based on information as of October 1 of the current year or more frequently if circumstances suggest that impairment may exist. During the quarter ended June 30, 2013, certain events occurred and circumstances changed which indicated that it was more likely than not that goodwill for APS Healthcare might be impaired.

These events and circumstances, occurring during the quarter ended June 30, 2013, included the following:

•                  APS Healthcare failed to win certain new contracts that had previously been anticipated;

•                  One contract that represents a significant portion of APS Healthcare’s historical revenue was renewed, but at a lower rate than had previously been anticipated;

•                  Certain of APS Healthcare’s existing contracts were terminated, not renewed or we learned that they were likely to terminate in the next several months; and

•                  Due to the general increase in interest rates during the second quarter, the discount rate used in the impairment analysis was increased by 50 basis points compared to the rate used in the prior impairment testing analysis.

Based on the foregoing, we performed an interim impairment review as of June 30, 2013, that included lowered expectations for future revenue growth and new business development and a higher discount rate. Based on the results of the step one impairment test, we determined that as of June 30, 2013 the carrying value of APS Healthcare exceeded its fair value. We then proceeded to the second step of the impairment test to estimate the implied fair value of the APS Healthcare goodwill. This implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, that is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value was the purchase price paid. Based on the June 30, 2013 step two analysis, the carrying amount of the APS Healthcare goodwill exceeded its implied fair value, resulting in a pre-tax impairment charge of $91.7 million, which we allocated on a pro-rata basis between taxable and non-taxable goodwill.

We estimate the fair values of our reporting units using discounted cash flows, which include assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of cash flow (including significant assumptions about operations and target capital requirements), long-term growth rates for determining terminal value, and discount rates. Forecasts and long-term growth rates used for our reporting units are consistent with, and use inputs from, our internal long-term business plan and strategy. During our forecasting process, we assess revenue trends, medical cost trends, operating cost levels and target capital levels. Significant factors affecting these trends include changes in membership, premium yield, medical cost trends, and the impact and expectations of regulatory environments.

Although we believe that the financial projections used are reasonable and appropriate at the time made, the use of different assumptions and estimates could materially impact the analysis and resulting conclusions. In addition, due to the long-term nature of the forecasts there is significant uncertainty inherent in those projections. That uncertainty is increased by the impact of healthcare reforms as discussed in Item 1, “Business—Regulation” in our Annual Report on Form 10-K. For additional discussions regarding how the enactment or implementation of healthcare reforms and how other factors could affect our business and the related long-term forecasts, see Item 1A, “Risk Factors” in Part I of our Annual Report on Form 10-K and “Healthcare Reform” in Part 1, Item 2 of this Quarterly Report on Form 10-Q.

We use a range of discount rates that correspond to a market-based weighted average cost of capital. Discount rates are determined for each reporting unit based on the implied risk inherent in their forecasts. This risk is evaluated using comparisons to market information such as peer company weighted average costs of capital and peer company stock prices in the form of revenue and earnings multiples. The most significant estimates in the discount rate determinations include the risk-free rates and equity risk premium. Company-specific adjustments to discount rates are subjective and thus are difficult to measure with certainty.

Outcomes from the discounted cash flow analysis are compared to other market approach valuation methodologies for reasonableness. (Emphasis added for discussion below.)

The passage of time and the availability of additional information regarding areas of uncertainty in regards to the reporting units’ operations could cause these assumptions used in our analysis to change materially in the future. If our assumptions differ from actual, the estimates underlying our goodwill impairment tests could be adversely affected. Decreases in business growth, decreases in earnings projections, increases in the weighted average cost of capital and increases in the amount of required capital for a reporting unit will all cause the reporting unit’s fair value to decrease.

Changes in the carrying amounts of goodwill and intangible assets with indefinite lives (primarily trademarks and licenses) are shown below:

			Corporate & Other
	Total, Net	Senior Managed Care - Medicare Advantage (1)	Gross	Accumulated write-offs	Net
	(in thousands)
Balance, January 1, 2013	$242,942	$77,459	$165,483	$—	$165,483
Acquisitions (dispositions)	—	—	—	—	—
Impairments	(91,742)	—	—	(91,742)	(91,742)
Adjustments	(726)	—	(726)	—	(726)
Balance, June 30, 2013	$150,474	$77,459	$164,757	$(91,742)	$73,015

(1)         Represents both gross and net goodwill balances.

How We Incorporate Our Stock Price and Market Capitalization Into Our Goodwill Assessment:  We consider the current trends in our stock price and corresponding market capitalization levels in our evaluation of the fair value of our company and our goodwill and monitor our market capitalization as a potential impairment indicator considering overall market conditions and events impacting our company and the overall managed care industry.

Approximately 50% of our voting common stock is held by private equity and similar firms affiliated with certain members of our board of directors and approximately 7% is held by management, directors and our 401(k) plan.  The remaining 43% is held by unaffiliated investors. We believe that the relatively higher percentage of affiliated ownership of our common stock contributes to the amount of the control premium implied by the excess of the estimated fair value of our reporting units over our market capitalization.

On page 85 of our Annual Report on Form 10-K for the year ended December 31, 2012, we included the following disclosure:

During each quarter, we perform a review of certain key components of our valuation of our reporting units, including the operating performance of the reporting units compared to plan (which was the primary basis for the prospective financial information included in our goodwill impairment test as of October 1), our weighted average cost of capital and our stock price and market capitalization (emphasis added). Based on our review of these items through the reporting date, we believe that our estimate of fair value for each of our reporting units remains reasonable.

We believe the italicized sections above explain how we incorporate our stock price and market capitalization into our goodwill impairment assessment.

Notes to Consolidated Financial Statements

Note 2: Basis of Presentation, page F-11

6.              Comment.  Please provide us your analysis including reference to the authoritative literature supporting why you are not considered the primary beneficiary of the Accountable Care Organizations, or ACOs. Refer to ASC 810-10-25-38 including 25-38A through 25-38G.

Response:  We have entered into agreements with provider groups to establish numerous separate entities, Accountable Care Organizations or ACOs, for the purpose of participating in the Medicare Shared Savings Program, or MSSP.  For additional information regarding ACOs, refer to the Accountable Care Organization section of our proposed disclosure in response to the Commission’s comment no. 1 — Healthcare Reform.  These entities are generally formed as limited liability companies and are subject to the MSSP rules regarding ACO shared governance, leadership and management.  Our ACOs operate pursuant to Operating Agreements.  Our ownership of the membership interest in the ACOs generally ranges from 51% to 80%, with the provider groups owning the remainder.  The allocation of profits and losses is specified in the Operating Agreements which generally provides that profits be allocated 50% to us and 50% to the provider group.  Losses are to be allocated generally 100% to us, with subsequent profits allocated 100% to us to the extent that cumulative losses are recovered, and 50% each to us and the provider groups thereafter.

The management of the ACOs is performed by a Management Committee.  Pursuant to the MSSP rules, at least 75% of the voting power of the ACO governing body must be held by ACO participants, or provider groups.  In accordance with these rules, the Management Committee of our ACOs is comprised of three classes, which generally provides as follows, ACO participants, or provider groups with 75% of the vote, Medicare Beneficiary with 2% of the vote and us with 23% of the vote.  Affirmative votes of 80% of the total voting power of the Management Committee is required for the activities that we believe most significantly impact the economic performance of the entities, such as modifying ACO documents, entering into payor contracts, appointing or terminating officers of the company, entering into any transaction which could result in a change in control and approving the business plan, budgets, financial statements or tax returns.  In general, the Nominating Committee is comprised of 2 persons, one selected by the provider organization and one selected by us.  Nominations and appointments of any Management Committee member shall be by unanimous vote of the Nominating Committee.

Each of the ACOs has entered into an Administrative Services Agreement, or ASA, with us.  The ASA specifies that the manager, us, shall supervise and administer the day-to-day business operations of the ACO but it also specifies that the parties acknowledge and agree that the business and affairs of the ACO shall be managed by its Management Committee.

We determined that the ACOs are variable interest entities and that we have a variable interest in those entities and therefore we must follow the variable interest model for consolidation.  In order to determine whether we were the Primary Beneficiary, with both power and control over the VIE, we evaluated the guidance in ASC 810-10-25-38. We considered the structure of the ACOs, including ownership, management, the ability to direct the activities that most significantly impact the economic performance of the ACO and allocation of profits and losses.  We concluded that power was shared by us and the provider groups associated with the ACOs such that no one party has the power to direct the activities of a VIE (the ACOs) that most significantly impact the VIE’s economic performance.  ASC 810-10-25-38D states that “Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.”

We deemed this to be the case given the structure of the ACOs, particularly with respect to the governing body of the ACOs, the Management Committee, which reflects the provision in section 425.106(c)(3) of CMS’ MSSP regulations that, “at least 75 percent control of the ACOs governing body must be held by ACO participants (the provider groups associated with the ACO).”

Therefore, we concluded that no individual party is the Primary Beneficiary.

Note 3: Summary of Significant Accounting Policies

Membership, page F-22 and Medicare Risk Adjustment Provisions, page F-22

7.              Comment.  Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you account for the retroactive changes in membership and retroactive adjustments to premiums reported to you by CMS. In this regard, please clarify whether, and if so how, you make estimates of these potential adjustments/changes. Separately reference for us the authoritative literature you rely upon to support your policy.

Response:  As noted in our response to comment 3 above, the net impact of retroactive changes in membership on segment income was less than $1.0 million for 2012 and 2011.  Historically, the retroactive membership changes have not been significant.  We record the impact of retroactive changes in membership as soon as we receive the appropriate notification.  We receive membership details, including retroactive changes, from CMS at the beginning of the month.  Based on that information, we record the impact of the retroactive changes identified during the accounting close of the prior month.

Our 2012 10-K includes the following disclosures in the footnotes to our consolidated financial statements in Note 3 - Summary of Significant Accounting Policies, related to Medicare Advantage plans:

Medicare Risk Adjustment Provisions — CMS uses risk-adjusted rates per member to determine the monthly payments to Medicare Plans. CMS has implemented a risk adjustment model which apportions premiums paid to all health Plans according to health diagnoses. The risk adjustment model uses health status indicators, or risk scores, to improve the accuracy of payment. The CMS risk adjustment model pays more for members with increasing health severity. Under this risk adjustment methodology, diagnosis data from inpatient and ambulatory treatment settings are used by CMS to calculate the risk adjusted premium payment to Medicare Plans. The monthly risk-adjusted premium per member is determined by CMS based on normalized risk scores of each member from the prior year. Annually, CMS provides the updated risk scores to the Plans and revises premium rates prospectively, beginning with the July remittance for current Plan year members. CMS will also calculate the retroactive adjustments to premium related to the revised risk scores for the current year for current Plan year members and for the prior year for prior Plan year members.

Revenue Adjustments—The monthly CMS Direct Premium Subsidy is based upon the members’ health status, which is determined by CMS, as more fully described above under “Medicare Risk Adjustment Provisions.” All health benefit organizations that contract with CMS must capture, collect, and submit the necessary diagnosis code information to CMS within prescribed deadlines. Accordingly, we collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines for our Plans. We estimate changes in CMS premiums related to revenue adjustments based upon the diagnosis data submitted to CMS and ultimately accepted by CMS (emphasis added). Risk scores are updated annually by CMS and reconciled to our estimated amounts by us with any adjustments recorded in premium revenue. Although such adjustments have not been considered to be material in the past, future adjustments could be material.

As highlighted by the italicized section above, we estimate the risk adjustments only for those members for which we have submitted diagnosis data that has been accepted by CMS.  We are able to submit diagnosis data on members for which we have historical claims experience and we have been able to perform a review of that experience.  We do not estimate risk adjustments for newer members for which we do not have sufficient claims experience, or for other members that we have not been able to adequately review their claims experience and submit the data to CMS.  A significant portion of the retroactive adjustments to premium relate to these two categories of members.

We believe that it is appropriate to recognize these revenue adjustments pursuant to Staff Accounting Bulletin No. 104, Revenue Recognition (SAB Topic 13) based on the following:

Persuasive evidence of an arrangement exists — CMS has established a clear policy, procedures and guidelines for administration of the risk adjusted payment system, and has consistently used this approach.

Delivery has occurred or services have been rendered — CMS is obligated to pay our plans the risk adjusted revenue, based on the risk scores for the prior year.  There is nothing during the current year that would affect the amount of the risk score revenue for our members.

Fixed or determinable price — CMS provides clear guidance about the calculation of payments based on the assigned risk score.  We believe that provided that we have sufficient claims experience, we are able approximate the risk scores and revenue that will be paid to us by CMS.

Collectability is reasonably assured — CMS has consistently made payments for risk adjustment revenues in accordance with its schedules.

As highlighted by the italicized section of the disclosure in our 2012 10-K above, we believe that we have disclosed the fact that we make estimates for risk adjustment revenues.

Recognition of Premium Revenues and Policy Benefits—Medicare Plans, page F-23

8.              Comment.  In risk factors at the bottom of page 23 and elsewhere in your filing you discuss the Star Rating quality bonus program. Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies how you account for any Star Rating bonuses.

Proposed Revised Disclosure:  In our Annual Report on Form 10-K for the year ending December 31, 2013, we will modify our accounting policy disclosure for Medicare Advantage Health Benefit Plans to include a discussion of how we account for STAR Rating quality bonuses.  We propose the following language, as denoted by the underlined text, to the footnotes to our consolidated financial statements in Note 3 - Summary of Significant Accounting Policies, related to Medicare Advantage Plans.

Medicare Advantage Health Benefit Plans

We receive monthly payments from CMS related to members in our Medicare coordinated care Plans, which include PPOs, HMOs, network-based PFFS and rural (non-network) PFFS Plans (collectively, the “Plans.”) The recognition of the premium and cost reimbursement components under these Plans is described below:

CMS Direct Premium Subsidy—We receive a monthly premium from CMS based on the Plan year bid we submitted to CMS. The monthly payment is a risk-adjusted amount per member and is based upon the member’s risk score status, as determined by CMS. The CMS premium is recognized over the contract period and reported as premium revenue. In addition, under Medicare Secondary Payer, or MSP provisions, the premium will be reduced by CMS if

CMS has determined that it is secondary to other insurance coverage.  STAR Rating quality bonus revenues are included in the CMS Direct Premium subsidy which is reported as premium revenue and recognized over the contract period.

Note 18: Accumulated Other Comprehensive Income (Loss), page F-55

9.              Comment.  You disclose that a long-term claim reserve adjustment is a component of accumulated other comprehensive income. In your investments policy in Note 3 on page F-16 you indicate that unrealized investment gains and losses are reported in accumulated other comprehensive income net of the effect on long-term claim reserves and deferred policy acquisition costs. Please explain to us why a long-term claim reserve adjustment is a component of accumulated other comprehensive income and reference for us the authoritative literature you rely upon to support your accounting.

Response:  Accounting Standards Codification 320, Investments — Debt and Equity Securities, requires that investments designated as “Available for Sale” be carried at fair value with unrealized gains and losses recognized as part of Accumulated Other Comprehensive Income, or AOCI, a component of stockholders’ equity.

ASC 320-10-S99-2 (formerly EITF Topic D-41, released in January, 1994), recognized that the collateral effects of such fair value adjustments on other accounts should be considered.  One such consideration is the effect on claim reserve liabilities for companies that adjust discount rates based on their view of prospective book yields on the assets backing those liabilities (“Shadow claim reserve adjustment.”)  Realizing capital gains and losses on sales of assets supporting these liabilities would tend to cause the discount rate to be adjusted.  For these liabilities, if a company does dynamically adjust the claim reserves for shifts in interest rate assumptions, then, in fact, a shadow claims reserve adjustment may be appropriate.  This calculation would be highly dependent on the company’s practices in establishing these claim reserves.

We determined that our long-term claim reserves in our Traditional Insurance segment meet the criteria noted above and therefore record the long-term claim reserve adjustment as a component of accumulated other comprehensive income.

Note 21: Statutory Financial Data, page F-60

10.       Comment.  Please provide us proposed disclosure to be included in future periodic reports to address the following:

•                  Although you disclose in this note that your insurance subsidiaries currently exceed the minimum statutory capital and surplus requirements, please disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•                  Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Universal American Corp. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

•                  Provide the disclosures required under ASC 944-505-50-2 through 50-6, if applicable.

•                  Regarding your disclosure that statutory amounts for the latest period are unaudited, remove this designation as this information is required by ASC 944-505-50-1a. To the extent you intended to express that the audits of your statutory financial statements were not yet complete at the time you issued your financial statements, we do not believe that the timing of regulatory filings is relevant to disclosures required by GAAP.

Response:

Minimum statutory capital and surplus requirements: In Note 21 to our 2012 10-K, we include the following disclosure:

Our insurance subsidiaries are required to maintain minimum amounts of statutory capital and surplus as required by regulatory authorities. However, substantially more than such minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of our insurance subsidiaries’ operations.  Each of the insurance subsidiaries’ statutory capital and surplus exceeds its respective minimum statutory requirement and are at levels we believe are sufficient to support their currently anticipated levels of operation (emphasis added).

Our statutory capital and surplus levels significantly exceed regulatory minimums.  We do not anticipate that they are at risk of falling below those minimums and therefore, we believe this disclosure addresses the minimum statutory capital and surplus disclosure requirements.

Restricted retained earnings or restrictions on dividend payments — Universal American Corp. is an insurance holding company, not an insurance company registrant.  The amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Universal American Corp. to its stockholders is dependent in part by statutory financial data of its insurance subsidiaries.  We will revise the title of the note to Statutory Financial Data and Dividend Restrictions.

Proposed Revised Disclosure:  We will add the following language to footnotes to our consolidated financial statements in Note 21 — Statutory Financial Data and Dividend Restrictions in our future annual reports.

The payment of dividends by our parent holding company is subject to the following restrictions:

•                  the ability of our operating subsidiaries to pay dividends to our parent holding company, which is governed by state law;

•                  provisions in our credit agreement which limit certain restricted payments, including dividends to shareholders; and

•                  Delaware law governing the payment of dividends, which provides that dividends can only be paid out of surplus.

Disclosures required by ASC 940-505-50-2 through 50-6 — None of our insurance company or HMO subsidiaries use prescribed or permitted statutory accounting practices that differ from National Association of Insurance Commissioners’ statutory accounting practices and therefore the disclosures required by 50-2 through 50-6 are not applicable.

Audited statutory amounts — We will remove the notation that the statutory information was unaudited.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 597-2984.

Sincerely,

/s/ Robert A. Waegelein
Robert A. Waegelein
President and Chief Financial
Officer

cc:                                Richard A. Barasch, Chairman and Chief Executive Officer